Exhibit 99.1

ASM International N.V. Buys Back USD 15 million of Convertible Notes

BILTHOVEN, the Netherlands, August 29, 2007 – ASM International N.V. (NASDAQ: ASMI and Euronext Amsterdam: ASM) said today that it has completed the buyback of USD 6.3 million principal amount of its 5 1/4% Convertible Subordinated Notes due 2010 and USD 9.0 million principal amount of its 4 1/4% Convertible Subordinated Notes due 2011 with approximately EUR 15.1 million of the EUR 25 million 2007 interim cash dividend received from its subsidiary, ASM Pacific Technology Ltd. (ASMPT).

With the convertible notes’ buyback, the recently announced EUR 4.7 million common stock repurchase, and the cash dividend of EUR 0.10 per share, payable on September 6, 2007, to shareholders of record August 3, 2007, ASMI will have completed the distribution of the EUR 25 million ASMPT cash dividend which the Company has received today.

These actions are in accordance with ASMI’s flexible program to use cash dividends received from ASMPT to increase shareholder value through the reduction of outstanding convertible debt, repurchase of common shares, cash dividends to shareholders, and/or purchase of a limited number of ASMPT shares.

The convertible notes’ buyback will incur a one-off charge to the 2007 third quarter income statement of approximately EUR 4.1 million, for the premium paid over the principal amount of the notes. This charge, which will be included in the US GAAP financials, will be excluded from calculations of front-end operations’ profitability versus targets for the year.

About ASM International

ASM International N.V. and its subsidiaries design and manufacture equipment and materials used to produce semiconductor devices. The company provides production solutions for wafer processing (Front-end segment) as well as assembly and packaging (Back-end segment) through facilities in the United States, Europe, Japan and Asia. ASM International’s common stock trades on NASDAQ (symbol ASMI) and the Euronext Amsterdam Stock Exchange (symbol ASM). For more information, visit ASMI’s web site at www.asm.com.

Safe Harbor Statement under the U.S. Private Securities Litigation Reform Act of 1995: All matters discussed in this statement, except for any historical data, are forward-looking statements. Forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These include, but are not limited to, economic conditions and trends in the semiconductor industry generally and the timing of the industry cycles specifically, currency fluctuations, the timing of significant orders, market acceptance of new products, competitive factors, litigation involving intellectual property, shareholder and other issues, commercial and economic disruption due to natural disasters, terrorist activity, armed conflict or political instability, epidemics, and other risks indicated in the Company’s filings from time to time with the U.S. Securities and Exchange Commission, including, but not limited to, the Company’s reports on Form 20-F and Form 6-K. The Company assumes no obligation nor intends to update or revise any forward-looking statements to reflect future developments or circumstances.

ASMI Contacts:

Naud van der Ven +31 30 229 8540 Naud.van.der.ven@asm.com	Mary Jo Dieckhaus +1 212 986 2900 maryjo.dieckhaus@asm.com